UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Starent Networks, Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85528P108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85528P108

1.	Names of Reporting Persons Ashraf M. Dahod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable.
3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,931,498 shares (1)

	6.	Shared Voting Power 4,722,515 shares (2)

	7.	Sole Dispositive Power 1,931,498 shares (1)

	8.	Shared Dispositive Power 4,722,515 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,654,013 shares

(1) Consists of 1,415,668 shares and options to purchase 515,830 shares vested as of December 31, 2007 and within 60 days thereof.

(2) Consists of 284,187 shares held by Shamim Dahod, Mr. Dahod’s wife, 4,415,316 shares held by Nooril-Iman, LP, a Delaware limited partnership, and 23,012 shares held by Nooril-Iman Management, LLC, a Delaware limited liability company.  Mr. Dahod and Shamim Dahod are co-owners and co-managers of Nooril-Iman Management, LLC, the General Partner of Nooril-Iman, LP, and may be deemed to share voting and investment power with respect to the shares held by Nooril-Iman, LP and Nooril-Iman Management, LLC.  Mr. Dahod disclaims beneficial ownership of the shares held by Nooril-Iman, LP and Nooril-Iman Management, LLC except to the extent of his pecuniary interest, if any.

CUSIP No. 85528P108
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85528P108
Item 1.
	(a)	Name of Issuer Starent Networks, Corp.
	(b)	Address of Issuer’s Principal Executive Offices 30 International Place, Tewksbury, MA 01876

Item 2.
	(a)	Name of Person Filing Ashraf M. Dahod
	(b)	Address of Principal Business Office or, if none, Residence c/o Starent Networks, Corp., 30 International Place, Tewksbury, MA 01876
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 85528P108

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 85528P108
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 6,654,013
(b) Percent of class: 9.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,931,498 shares (1)
(ii) Shared power to vote or to direct the vote 4,722,515 shares (2)
(iii) Sole power to dispose or to direct the disposition of 1,931,498 shares (1)
(iv) Shared power to dispose or to direct the disposition of 4,722,515 shares (2)

(1) Consists of 1,415,668 shares and options to purchase 515,830 shares vested as of December 31, 2007 and within 60 days thereof.

(2) Consists of 284,187 shares held by Shamim Dahod, Mr. Dahod’s wife, 4,415,316 shares held by Nooril-Iman, LP, a Delaware limited partnership, and 23,012 shares held by Nooril-Iman Management, LLC, a Delaware limited liability company.  Mr. Dahod and Shamim Dahod are co-owners and co-managers of Nooril-Iman Management, LLC, the General Partner of Nooril-Iman, LP, and may be deemed to share voting and investment power with respect to the shares held by Nooril-Iman, LP and Nooril-Iman Management, LLC.  Mr. Dahod disclaims beneficial ownership of the shares held by Nooril-Iman, LP and Nooril-Iman Management, LLC except to the extent of his pecuniary interest, if any.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

CUSIP No. 85528P108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008
Date

By:	/s/ Ashraf M. Dahod
Name: Ashraf M. Dahod